Exhibit 99.2

Management’s Reports

Responsibility for Financial Information

The following consolidated financial statements of Æterna Zentaris Inc. and all other financial information contained in this annual report are the responsibility of management.

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When it was possible to use different accounting methods, management chose those that it felt were the most appropriate in the circumstances. The financial statements include amounts based on the use of estimates and best judgment. Management has determined these amounts in a reasonable way in order to ensure that the financial statements are presented accurately in all important regards. Management has also prepared the financial information presented elsewhere in the annual report, and has ensured that it is in accordance with the financial statements.

Management maintains systems of internal accounting, administrative and disclosure controls. The systems are used to provide a reasonable degree of certainty that the financial information is relevant, reliable and accurate, and that the Company’s assets are correctly accounted for and effectively protected.

The Board of Directors is responsible for ensuring that management assumes its responsibilities with regard to the presentation of financial information and has ultimate responsibility for examining and approving the financial statements. The Board assumes this responsibility principally through its Audit Committee which is comprised of outside and non-management directors. The Audit Committee met with management as well as with external auditors to discuss the internal monitoring system for presenting financial information, to address issues related to the audit and the presentation of financial information, to ensure that all parties carry out their duties correctly, and to examine the financial statements as well as the report of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by external auditors PricewaterhouseCoopers LLP for each of the years ended December 31, 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting standards. The external auditors, having been appointed by the shareholders, were given full and unrestricted access to the Audit Committee to discuss matters related to their audit and the reporting of information.

The Board of Directors has approved the Company’s consolidated financial statements on the recommendation of the Audit Committee.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the Company’s management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

Gilles Gagnon, MSc, MBA	Dennis Turpin, CA
President and Chief Executive Officer	Vice President and Chief Financial Officer
Quebec, Quebec, Canada
March 2, 2007

Æterna Zentaris Inc.

Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in thousands of US dollars)

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
Place de la Cité, Tour Cominar
2640 Laurier Boulevard, Suite 1700
Québec, Quebec
Canada G1V 5C2
Telephone +1 (418) 522 7001
Facsimile +1 (418) 522 5663

Report of Independent Auditors

To the Shareholders of

Æterna Zentaris Inc.

We have audited the consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit, other capital and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Quebec, Quebec, Canada

March 2, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Æterna Zentaris Inc.

Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	9,356	12,381
Short-term investments (note 22)	51,663	22,480
Accounts receivable
Trade	7,035	9,592
Other (note 6)	2,737	2,324
Income taxes	941	21
Inventory (note 7)	5,367	5,500
Prepaid expenses	2,671	2,477
Future income tax assets (note 18)	21,953	2,163
Current assets of discontinued operations (note 2)	—	106,738

	101,723	163,676

Investment in an affiliated company (note 2)	57,128	—

Property, plant and equipment (note 9)	13,432	14,107

Deferred charges and other long-term assets (note 8)	1,354	1,520

Intangible assets (note 10)	39,106	41,354

Goodwill (note 11)	10,748	9,777

Non-current assets of discontinued operations (note 2)	—	189,351

	223,491	419,785
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	10,021	7,601
Income taxes	—	4,490
Deferred revenues	5,570	4,622
Current portion of long-term debt	719	719
Current liabilities of discontinued operations (note 2)	—	46,742

	16,310	64,174

Deferred revenues	8,468	11,087

Convertible term loans (note 13)	—	28,440

Long-term debt (note 14)	704	1,426

Employee future benefits (note 15)	8,167	7,455

Future income tax liabilities (note 18)	10,963	8,628

Non-current liabilities of discontinued operations (note 2)	—	189,044

	44,612	310,254
Shareholders’ Equity

Share capital (note 16)	168,466	130,344

Other capital	6,226	10,474

Deficit	(10,114)	(43,224)

Cumulative translation adjustment	14,301	11,937

	178,879	109,531

	223,491	419,785

Subsequent event (note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

Director	Director
Éric Dupont, PhD	Gérard Limoges, FCA

Æterna Zentaris Inc.

Consolidated Statements of Deficit

(expressed in thousands of US dollars)

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Balance – Beginning of year	43,224	53,795	49,370

Loss on settlement of the equity portion of convertible term loans (note 13)	280	—	—
Net loss (earnings) for the year	(33,390)	(10,571)	4,425

Balance – End of year	10,114	43,224	53,795

Consolidated Statements of Other Capital

(expressed in thousands of US dollars)

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Balance – Beginning of year	10,474	6,059	5,088

Conversion option related to convertible term loans (note 13)	(6,339)	2,129	—
Stock-based compensation costs (note 16e)	2,120	2,286	1,075
Exercise of stock options (note 16c)	(29)	—	(104)

Balance – End of year	6,226	10,474	6,059

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Operations

(expressed in thousands of US dollars, except share and per share data)

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Revenues	41,392	47,204	42,972

Operating expenses
Cost of sales	11,747	8,596	7,992
Selling, general and administrative	17,235	15,281	13,137
Research and development costs	28,652	27,075	23,431
Research and development tax credits and grants	(1,564)	(536)	(845)
Depreciation and amortization
Property, plant and equipment	2,972	1,796	1,958
Intangible assets	6,457	4,575	4,178

	65,499	56,787	49,851

Loss from operations	(24,107)	(9,583)	(6,879)

Other revenues (expenses)
Interest income	1,446	1,238	1,286
Interest expense
Long-term debt and convertible term loans	(1,287)	(6,979)	(4,150)
Other	(163)	(38)	(69)
Foreign exchange gain (loss)	298	(88)	(491)
Gain on disposal of a long-term investment	409	—	—

	703	(5,867)	(3,424)

Share in the results of an affiliated company	1,575	—	—

Loss before income taxes	(21,829)	(15,450)	(10,303)

Income tax recovery (expense) (note 18)	29,129	(493)	(273)

Net earnings (loss) from continuing operations	7,300	(15,943)	(10,576)

Net earnings from discontinued operations (note 2)	26,090	26,514	6,151

Net earnings (loss) for the year	33,390	10,571	(4,425)

Net earnings (loss) per share from continuing operations
Basic and diluted	0.14	(0.35)	(0.23)

Net earnings (loss) per share
Basic	0.64	0.23	(0.10)

Diluted	0.62	0.23	(0.10)

Weighted average number of shares outstanding (note 20)
Basic	52,099,290	46,139,814	45,569,176

Diluted	52,549,260	46,139,814	45,569,176

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of US dollars)

	Years Ended December 31,
	2006	2005	2004
	$	$	$
Cash flows from operating activities
Net earnings (loss) for the year	33,390	10,571	(4,425)
Net earnings from discontinued operations	(26,090)	(26,514)	(6,151)

Net earnings (loss) from continuing operations	7,300	(15,943)	(10,576)
Items not affecting cash and cash equivalents
Depreciation and amortization	9,429	6,371	6,136
Stock-based compensation costs	2,120	2,286	1,071
Future income taxes	(29,262)	424	(5,596)
Gain on disposal of a long-term investment	(409)	—	—
Share in the results of an affiliated company	(1,575)	—	—
Employee future benefits	(115)	2,338	712
Deferred charges	(841)	2,707	(2,198)
Deferred revenues	(3,258)	(10,291)	13,389
Accretion on convertible term loans	1,227	4,479	1,514
Foreign exchange loss (gain) on long-term items denominated in foreign currency	(587)	375	(19)
Change in non-cash operating working capital items (note 17)	255	3,856	(5,273)

Net cash used in continuing operating activities	(15,716)	(3,398)	(840)
Net cash provided by discontinued operating activities	23,673	16,332	10,681

Net cash provided by operating activities	7,957	12,934	9,841

Cash flows from financing activities
Repayment of long-term debt	(749)	(684)	(605)
Issuance of shares pursuant to the exercise of stock options	81	130	1,282
Share issue expenses	(112)	(108)	(127)

Net cash provided by (used in) continuing financing activities	(780)	(662)	550
Net cash provided by (used in) discontinued financing activities	(7,794)	89,587	24,541

Net cash provided by (used in) financing activities	(8,574)	88,925	25,091

Cash flows from investing activities
Purchase of short-term investments	(79,300)	(25,945)	(17,518)
Proceeds from the sale of short-term investments	49,264	26,775	28,531
Proceeds from the sale of a long-term investment	1,387	—	—
Business acquisitions, net of cash and cash equivalents acquired (note 5)	(32)	(37)	—
Purchase of property, plant and equipment	(1,894)	(1,318)	(1,539)
Acquisition of amortizable intangible assets	(5)	(589)	(81)

Net cash provided by (used in) continuing investing activities	(30,580)	(1,114)	9,393
Net cash provided by (used in) discontinued investing activities	11,930	(94,468)	(39,333)

Net cash used in investing activities	(18,650)	(95,582)	(29,940)

Effect of exchange rate changes on cash and cash equivalents	1,356	(2,748)	1,458

Net change in cash and cash equivalents	(17,911)	3,529	6,450

Cash and cash equivalents – Beginning of year	27,267	23,738	17,288

Cash and cash equivalents – End of year	9,356	27,267	23,738

Cash and cash equivalents related to:
Continuing operations	9,356	12,381	13,568
Discontinued operations	—	14,886	10,170
	9,356	27,267	23,738

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(tabular amounts in thousands of US dollars, except share/option and per share/option data and as otherwise noted)

1                      Incorporation and nature of activities

Æterna Zentaris Inc. (“Æterna Zentaris” or the “Company”), incorporated under the Canada Business Corporations Act, is a growing global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

2                      Sales of an interest in Atrium Biotechnologies Inc. and subsequent to year-end distribution of the remaining interest

During 2006, the Company completed a lengthy and detailed review process whereby it examined a number of strategic alternatives for how best to pursue and implement its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. Among the alternatives considered was the divestiture of Æterna Zentaris’ interest in Atrium Biotechnologies Inc. (“Atrium”) and the resulting focus on advancing its development pipeline.

On September 19, 2006, the Company initiated a Secondary Offering to sell 3,485,000 Atrium Subordinate Voting Shares at a price of CAN$15.80 per share.

On October 18, 2006, the Company closed this Secondary Offering for net proceeds of $45 million. The gain on the disposal of this investment amounted to $29,248,000 including $1,643,000 related to cumulative translation adjustments.

Concurrently with the closing of the Secondary Offering and in accordance with the articles of Atrium, the Company’s remaining Atrium Multiple Voting Shares were automatically converted into Atrium Subordinate Voting Shares on a one-for-one basis such that the Company subsequently owned 11,052,996 Atrium Subordinate Voting Shares representing approximately 36.1% of the issued and outstanding shares of Atrium. The Company also announced its intent to distribute this remaining interest to all its shareholders. As of that date, Atrium was excluded from the consolidation since the Company’s control ceased. Furthermore, all historical operations and cash flows recorded through the consolidation of Atrium until that date have been reported as discontinued operations and therefore, these operations and cash flows will be presented as such in the future in the statement of operations and in the statement of cash flows. The Company’s remaining interest in Atrium is now presented as a long-term investment, accounted for using the equity method.

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,006 subordinate voting shares of Atrium held by the Company. On January 2, 2007, Æterna Zentaris’ shareholders received approximately 0.2079 of an Atrium subordinate voting share for each one of their common shares.

This special distribution will be accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on the date of the distribution. As the special distribution will be considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company will be reduced by the fair value of the Atrium shares distributed, the long-term investment in Atrium will be removed from the balance sheet and the difference, taking into account the related income taxes and cumulative translation adjustment, will be recorded as Other Capital.

For the years ended December 31, 2006, 2005 and 2004, previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified from continuing operations to discontinued operations.

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Revenues	239,535	200,863	136,240

Earnings before the following items	28,360	21,414	17,146

Gain on disposal of Atrium shares	29,248	—	—
Income tax expense (a)	(19,923)	(6,838)	(6,093)
Gain (loss) on dilution of investments (b)	(628)	19,002	(74)

Earnings before non-controlling interest	37,057	33,578	10,979

Non-controlling interest	(10,967)	(7,064)	(4,828)

Net earnings from discontinued operations	26,090	26,514	6,151

Net earnings per share from discontinued operations
Basic	0.50	0.57	0.13

Diluted	0.48	0.57	0.13

(a)               In 2006, an amount of $7,006,000 is related to the gain on disposal of Atrium shares and an amount of $5,692,000 is related to future income tax liabilities on unremitted earnings of Atrium.

(b)              Gain (loss) on dilution of investments

Following the exercise of Atrium’s stock options, Atrium issued 627,500 subordinate voting shares between January 1 and October 18, 2006. As a consequence, a loss on dilution amounting to $628,000 was recognized.

On April 6, 2005, Atrium completed its Initial Public Offering through the issuance of 4,166,667 subordinate voting shares at a price of CAN$12.00 per share for total gross proceeds of $40,957,000 (CAN$50,000,000). Immediately prior to the closing of the aforementioned offering, Atrium completed the acquisition of the non-controlling interest in Unipex Finance S.A.S. for an amount of $7,289,000. This amount was settled through the issuance of 741,584 subordinate voting shares of Atrium at the offering price of CAN$12.00 per share. Moreover, pursuant to the acquisition of Douglas Laboratories by Atrium in December 2005, Atrium issued 917,532 subordinate voting shares at a price of CAN$10.95 per share. Following the exercise of Atrium’s stock options during 2005, Atrium also issued 387,000 subordinate voting shares at an average price of CAN$2.28 for total proceeds of $884,000. As a consequence of these transactions, the Company’s economic interest in Atrium decreased from 61.1% to 48.46%, generating a gain on dilution of investments amounting to $19,002,000.

On October 27, 2004, pursuant to the issuance of 145,000 subordinate voting shares of Atrium, a loss on dilution amounting to $74,000 was recognized.

Major classes of assets and liabilities as of December 31, 2005 have been reclassified and are presented as discontinued operations as follows:

$

Assets

Current assets
Cash	14,886
Other current assets	91,852

Current assets of discontinued operations	106,738

Intangible assets	68,027

Goodwill	109,392

Other long-term assets	11,932

Non-current assets of discontinued operations	189,351

296,089

Liabilities

Current liabilities of discontinued operations	46,742

Long-term debt	105,877

Non-controlling interest	64,531

Other long-term liabilities	18,636

Non-current liabilities of discontinued operations	189,044

235,786

3                      Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (US GAAP) and do not provide certain disclosures which would be found in US GAAP financial statements, as permitted by the regulations of the Securities and Exchange Commission of the United States. These recognition and measurement differences are described in note 24 “Summary of differences between generally accepted accounting principles in Canada and in the United States”. The significant accounting policies, which have been consistently applied, are summarized as follows:

Basis of consolidation

These consolidated financial statements include all companies in which the Company, directly or indirectly has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation from the date that control is transferred to the Company while companies sold are excluded from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. Intercompany transactions, balances and unrealized gains and losses on transactions between the companies included in the basis of consolidation are eliminated.

Investments in affiliated companies

Investments in companies over which the Company is to exercise significant influence, generally participation of between 20% and 50% of the voting rights, but over which it does not exercise control, are accounted for by using the equity method. The Company’s share of its affiliated results of operations is recognized in the statement of operations.

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets, the valuation of intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency and self-sustaining subsidiaries

The Company uses the US dollar as its reporting currency. Assets and liabilities of subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in the cumulative translation adjustment account in shareholders’ equity.

Foreign currency transactions and integrated foreign subsidiaries

The financial statements of integrated foreign operations and transactions denominated in currencies other than the functional currency are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market, in which case, they are translated at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Gains and losses resulting from such remeasurement are reflected in the statements of operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments. The Company considers all highly liquid short-term investments having a term of less than three months at the acquisition date to be cash equivalents.

Short-term investments

Short-term investments, which are valued at the lower of amortized cost and market value, consist mainly of bonds which do not meet the Company’s definition of cash and cash equivalents.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined using the first in, first out basis. Cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work in progress.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation. Depreciation is calculated using the following methods and annual rates:

	Methods	Annual rates %

Building	Straight-line	4 and 5
Equipment	Declining balance and straight-line	20
Office furniture	Declining balance and straight-line	10 and 20
Computer equipment	Straight-line	25 and 33 1/3
Automotive equipment	Straight-line	20
Leasehold improvements	Straight-line	Remaining lease term

Deferred charges

Deferred charges relate to deferred upfront payments made by a subsidiary in connection with research and development collaborations and to financing charges. These deferred charges are included in the statement of operations over the progress of the research and development work related to the contracts and over the term of the convertible term loans, respectively.

Intangible assets

Intangible assets with finite useful lives consist of patents and trademarks, customer relationships as well as technology and other. Patents and trademarks represent costs, including professional fees, incurred for the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for patents, ten years for trademarks and customer relationships, and from three to seven years for technology and other.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based upon discounted cash flows, exceeds the net carrying amount of that reporting unit as of the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which fair value is determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Employee future benefits

One of the Company’s subsidiaries maintains defined contribution and unfunded defined benefit plans as well as other benefit plans for its employees. Its obligations are accrued under employee benefit plans and the related costs. In this regard, the following policies have been adopted:

•                      The cost of pension and other benefits earned by employees is actuarially determined using the projected unit credit method and benefit method prorated on length of service and management’s best estimate of salary escalation, retirement ages of employees and employee turnover.

•                      The net actuarial gain (loss) of the benefit obligation is recorded in the statement of operations as it arises.

For defined contribution plans, the pension expenses recorded in the statement of operations is the amount of contribution the Company is required to pay for services rendered by employees.

Deferred revenues

Deferred revenues relate to upfront payments received by a subsidiary in connection with research cooperation agreements. These revenues are included in the statement of operations based on the progress of the research and development work related to the contracts.

Revenue recognition

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones. In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue is recorded when the amount of the royalty fee is determinable and collection is reasonably assured.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Stock-based compensation costs

Since January 1, 2003, the Company accounts for all forms of employee stock-based compensation using the fair value-based method. Stock-based compensation costs are amortized to expense over the vesting periods.

Prior to this date, no stock-based compensation costs were recognized for grants of stock-based awards to employees. However, the Company is required to disclose pro forma information with respect to net earnings (loss) and net earnings (loss) per share as if stock-based compensation costs were recognized in the financial statements for all reporting years using the fair value-based method for outstanding stock options granted during 2002 (note 16).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will be realized.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against operations over the estimated period of benefit. No costs have been deferred during any periods.

Research and development tax credits and grants

The Company is entitled to scientific research and experimental development (“SR&ED”) tax credits granted by the Canadian federal government (“Federal”) and the government of the Province of Québec (“Provincial”). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified SR&ED salaries, subcontracting and university contract expenses incurred in the Province of Québec, at a rate of 17.5%.

SR&ED tax credits and grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which the related expenses or capital expenditures are incurred and the non-refundable portion of SR&ED tax credits and grants is recorded at such time, provided the Company has reasonable assurance the credits or grants will be realized.

Earnings (loss) per share

Basic net earnings (loss) per share are (is) calculated using the weighted average number of common shares outstanding during the year.

Diluted net earnings (loss) per share are (is) calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and convertible term loans. This method requires that diluted net earnings (loss) per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

4                      New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, Section 1530 “Comprehensive Income” and Section 3251 “Equity”.

Section 3855 expands on Section 3860 “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”.

Recognition of financial assets and liabilities

Short-term investments

The short-term investments will be classified as available-for-sale investments. The Company will continue to recognize transactions on the settlement date.

These investments will be recognized at fair value. Unrealized gains and losses will be recognized, net of income taxes, if any, in “Accumulated other comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses will be reclassified in the consolidated statement of operations.

Effective interest rate method

Premiums and discounts on short-term investments and long-term debt will be accounted for using the effective interest rate method.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to the effective date of the new standards were unchanged and, therefore those financial statements will not be restated.

Sections 1530, 3251, 3855 and 3865 will be adopted by the Company on January 1, 2007. As of this date, the Company will recognize all of its financial assets and liabilities in the consolidated balance sheet according to their classification. Any adjustment made to a previous carrying amount will be recognized as an adjustment to the balance of deficit at that date or as the opening balance of a separate item in “Accumulated other comprehensive income”, net of income taxes, if any.

The following items will be recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes:

•                      The difference between the carrying amount and the fair value of investments classified as available for sale;

•                      Reclassification of the unrealized foreign currency translation adjustments.

Effective interest rate method

The impact of the use of the effective interest rate method will be recognized as an adjustment to the opening balance of deficit, net of income taxes, if any.

These transition adjustments will not have a material impact on the Company’s consolidated balance sheet.

5                      Business acquisition

Echelon Biosciences Inc. (“Echelon”)

On January 1, 2005, the Company completed the acquisition of 100% of the issued and outstanding common shares of Echelon for a total consideration of $2,935,522, of which an amount of $36,718 including all acquisition-related costs, was paid cash, net of cash and cash equivalents acquired of $161,734, and the balance was paid through the issuance of 443,905 common shares of the Company, the price per share corresponds to the weighted moving average trading prices of the Company for the last fifteen consecutive trading days ending on December 31, 2004. The acquisition is subject to contingent payments specified in the agreement for an approximate amount of $3,500,000 of which an amount of $2,900,000 will be payable in shares and the balance of $600,000 payable in cash at the latest in January 2008 once the conditions will have been met. During 2005, an amount of $196,000 has been recorded as contingent consideration payable, thus having the effect of increasing goodwill. This amount has been settled through a cash payment of $32,000 and the issuance of 23,789 common shares of the Company.

This company, based in the United States, focuses on the transduction signalling technology.

The allocated values of the net assets acquired are as follows:

$

Assets
Current assets	750
Property, plant and equipment	445
Intangible assets
Customer relationships	909
Patents and trademarks	100
Technologies	1,364
Other long-term assets	111

3,679

Liabilities
Current liabilities	781
Long-term liabilities	81
Future income tax liabilities	832

1,694

Net identifiable assets acquired	1,985

Goodwill	951

Purchase price	2,936
Less:
Cash and cash equivalents acquired	162
Shares issued	2,737

Net cash used for the acquisition	37

Patents and trademarks, customer relationships and technologies are amortized on a straight-line basis over their estimated useful lives of five to seven years.

Goodwill and intangible assets are not deductible for income tax purposes.

6                      Other receivables

	As at December 31,
	2006	2005
	$	$

Interest	592	401
Grants *	857	1,415
Research and development tax credits recoverable	103	—
Commodity taxes	880	351
Other	305	157

	2,737	2,324

*                      These grants represent a holdback of a contribution from a federal program called Technology Partnerships Canada (“TPC”). The Company received a contribution equivalent to 30% of the eligible expenses incurred by the Company in the development of an angiogenesis inhibitor in oncology, dermatology and ophthalmology. Since the pharmaceutical development has been terminated, the Company does not expect to make any reimbursements in connection with this program.

7                      Inventory

	As at December 31,
	2006	2005
	$	$

Raw materials	3,233	3,598
Work in progress	1,070	1,077
Finished goods	1,064	825

	5,367	5,500

8                      Deferred charges and other long-term assets

	As at December 31,
	2006	2005
	$	$

Deferred charges	1,151	595
Investments at cost, disposed of during the year	—	925
Other	203	—

	1,354	1,520

9                      Property, plant and equipment

	As at December 31,
	2006		2005
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$	$	$	$

Land	52	—	52	—
Building	11,031	3,280	11,054	2,844
Equipment	12,793	8,338	11,013	5,973
Office furniture	665	505	658	467
Computer equipment	1,091	871	872	745
Automotive equipment	32	30	70	53
Leasehold improvements	990	198	594	124

	26,654	13,222	24,313	10,206
Less:
Accumulated depreciation	13,222		10,206

Net amount	13,432		14,107

In 2006, following the decision to terminate the pharmaceutical development of one of its products, the Company has recorded an impairment on related manufacturing equipment in order to bring it down to its fair value, which is based on management’s best estimate of the resale value. Accordingly, an amount of $1,060,856 has been recorded as an impairment loss included in depreciation of property, plant and equipment.

10               Intangible assets

	As at December 31,
	2006		2005
	Cost	Accumulated amortization	Cost	Accumulated amortization
	$	$	$	$

Patents and trademarks	57,203	20,002	51,646	12,621
Customer relationships	938	188	940	94
Technology and other	2,025	870	1,953	470

	60,166	21,060	54,539	13,185

Less: Accumulated amortization	21,060		13,185

Net amount	39,106		41,354

In 2006, following the decision to terminate the pharmaceutical development of certain products, the Company recorded an impairment on certain patents and trademarks. Accordingly, an amount of $1,815,172 has been recorded as an impairment loss included in amortization of intangible assets.

11               Goodwill

The change in the carrying value is as follows:

$

Balance as at December 31, 2004	9,646

Acquisition (note 5)	951

Impact of foreign exchange rate	(820)

Balance as at December 31, 2005	9,777

Impact of foreign exchange rate	971

Balance as at December 31, 2006	10,748

12               Accounts payable and accrued liabilities

	As at December 31,
	2006	2005
	$	$

Trade payable	7,019	4,001
Advance payment related to a licensing agreement	—	728
Salaries and employee benefits	460	482
Other accrued liabilities	2,542	2,390

	10,021	7,601

13               Convertible term loans

On February 14 and 17, 2006, the Solidarity Fund QFL (the “Fund”) and SGF Santé inc. (“SGF”) have respectively exercised their right to early convert the entirety of their convertible term loans in the principal amount of CAN$12.5 million each that they had extended to the Company in April 2003 and that were to mature on March 31, 2006. In accordance with the terms of the convertible term loans, and additional arrangements between the Company, the Fund and SGF, Æterna Zentaris has issued to each of the loan holders 3,477,544 of its common shares upon conversion of their loans, representing the principal and interest due to the stated maturity date under the loans, based on the conversion price that had been agreed upon in the loan agreements.

For accounting purposes, the convertible term loans are separated between debt and equity, the equity portion representing the value of the holders’ conversion options. As a consequence of this transaction, the Company recorded a loss on settlement of long-term debt amounting to $599,190, representing an inducement to the original terms of the loan agreements. An amount of $280,000 has been recorded in the statement of deficit, and the remainder has been charged to expense in the statement of operations and has been included in the accretion on convertible term loans in the statement of cash flows.

14               Long-term debt

	As at December 31,
	2006	2005
	$	$

Loan from the federal and provincial governments, (CAN$1,600 in 2006; CAN$2,400 in 2005) non-interest bearing, payable in five annual equal and consecutive instalments since July 2004	1,373	2,064
Promissory note, bearing interest at a rate of 5.67%, payable in monthly instalments including principal and interest, collateralized by the laboratory equipment of a subsidiary, maturing in June 2008	50	81

	1,423	2,145
Less:
Current portion	719	719

	704	1,426

The principal instalments due on long-term debt for the next two years amount to $719,490 in 2007 and $703,688 in 2008.

15               Employee future benefits

Our subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependant pensions.

The following table provides a reconciliation of the changes in the plans’ accrued benefits obligations:

	Pension benefit plans			Other benefit plans
	2006	2005	2004	2006	2005	2004
	$	$	$	$	$	$

Obligation – Beginning of year	6,932	5,634	4,486	523	398	393

Current service cost	293	200	200	39	23	23
Interest cost	293	269	253	22	19	21
Actuarial loss (gain)	(674)	1,748	342	53	182	27
Benefits paid	(64)	(65)	(60)	(70)	(43)	(94)
Effect of foreign currency exchange rate changes	767	(854)	413	53	(56)	28

Obligation – End of year	7,547	6,932	5,634	620	523	398

Expenses (recovery) recognized	(88)	2,217	795	114	224	71

The significant actuarial assumptions adopted to determine the Company’s accrued benefits obligations are as follows:

	Pension benefit plans			Other benefit plans
Actuarial assumptions	2006	2005	2004	2006	2005	2004
	%	%	%	%	%	%

Discount rate for expenses	4.00	5.25	5.25	4.00	5.25	5.25
Discount rate for liabilities	4.50	4.00	5.25	4.50	4.00	5.25
Pension benefits increase	1.25	1.25	1.25	1.25	1.25	1.25
Rate of compensation increase	2.75 to 3.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75

The last actuarial reports give effect to the pension and postemployment benefit obligations as at December 31, 2006. The next actuarial reports are planned for December 2007.

Defined contribution plans

Total expenses amount to $263,810 in 2006 ($215,788 in 2005 and $175,699 in 2004) for defined contribution pension plans.

The Company also sponsors a 401K plan in its U.S. subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contribution. During the years ended December 31, 2006 and 2005, the Company did not record any contribution.

Total cash payments for employee future benefits in 2006, consisting of cash contributed by the Company to its defined contribution plans as well as direct payments to retired employees, amount to $398,340 ($323,382 in 2005 and $330,144 in 2004).

16               Share capital

(a)               Authorized

Unlimited number of shares of the following classes:

Common, voting and participating, one vote per share

Preferred, first and second ranking, issuable in series, with rights and privileges specific to each class.

As at December 31, 2006, there are no preferred shares issued and outstanding.

(b)              Issued

	As at December 31,
	2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount
		$		$		$

Common shares
Balance – Beginning of year	46,139,814	130,344	45,670,909	127,585	45,330,992	126,326
Conversion of convertible term loans (note 13)	6,955,088	37,786	—	—	—	—
Issued pursuant to the stock option plan	22,000	110	25,000	130	339,917	1,386
Issued pursuant to the acquisition of Echelon (note 5)	23,789	163	443,905	2,737	—	—
Issued pursuant to the acquisition of a patent from a senior officer (note 21)	28,779	175	—	—	—	—
Share issue expenses	—	(112)	—	(108)	—	(127)

Balance – End of year	53,169,470	168,466	46,139,814	130,344	45,670,909	127,585

(c)               Common share issues

Pursuant to the exercise of stock options, the Company issued, during fiscal 2006, 22,000 common shares for total proceeds of $81,000. Consequently, stock-based compensation costs of $29,000 relating to those exercised options have been reclassified from other capital to share capital.

Pursuant to the exercise of stock options, the Company issued, during fiscal 2004, 339,917 common shares at an average price of $3.77 per share for proceeds of $1,282,000. Consequently, stock-based compensation costs of $104,000 relating to those exercised options have been reclassified from other capital to share capital.

(d)              Shareholder right plan

On March 29, 2004, the Company adopted a shareholder right plan (the “Rights Plan”). The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including any related party(ies), acquires or announces his (its) intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as such, shares may be redesignated or reclassified) without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company’s shares at that time.

(e)               Company’s stock option plan

In December 1995, the Company’s Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators providing services to the Company. The number of shares that are issuable under the Stock Option Plan shall not exceed 4,543,744. Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period.

The following table summarizes the stock option activity under the Stock Option Plan:

	2006		2005		2004
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CAN$)		(CAN$)		(CAN$)

Balance – Beginning of year	3,843,592	6.16	3,480,592	6.58	3,197,435	6.02
Granted	45,000	6.41	686,500	5.63	913,000	8.06
Exercised	(22,000)	3.98	(25,000)	6.31	(339,917)	4.99
Expired	(346,000)	7.68	(65,000)	8.34	(2,050)	7.04
Forfeited	(30,500)	6.21	(233,500)	10.31	(287,876)	6.97

Balance – End of year	3,490,092	6.02	3,843,592	6.16	3,480,592	6.58

Options exercisable – End of year	2,736,099	5.88	2,260,930	6.17	1,743,429	6.90

The following table summarizes the stock options outstanding as at December 31, 2006:

	Options outstanding			Options currently exercisable
Exercise price (CAN$)	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
			(CAN$)		(CAN$)

3.75 to 5.00	932,593	6.70	3.93	932,593	3.93
5.01 to 7.00	1,337,166	7.43	5.68	881,664	5.70
7.01 to 10.90	1,220,333	7.13	8.01	921,842	8.03

	3,490,092	7.13	6.02	2,736,099	5.88

Following the one-time distribution of the Company’s remaining interest in Atrium on January 2, 2007 and as contemplated under the Stock Option Plan (see note 2), the Board of Directors of the Company approved an equitable adjustment to all unexercised options outstanding pursuant to the Stock Option Plan. The adjustment was a reduction in the exercise price of all outstanding stock options of CAN$2.02 per common share.

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years Ended December 31,
	2006	2005	2004

Dividend yield	Nil	Nil	Nil
Expected volatility	58.1%	62.1%	64.2%
Risk-free interest rate	4.06%	3.92%	3.48%
Expected life (years)	5.77	5.80	4.30

Had compensation costs been determined using the fair value method at the date of grant for awards granted in 2002 under this stock option plan, the Company’s pro forma net earnings (loss), basic and diluted net earnings (loss) per share after giving effect to the grant of these options in 2002 are:

	Years Ended December31,
	2005	2004
	$	$

Pro forma net earnings (loss)	10,429	(4,542)
Pro forma net earnings (loss) per share
Basic	0.23	(0.10)
Diluted	0.23	(0.10)

17               Statements of cash flows

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Change in non-cash operating working capital items
Accounts receivable	2,623	1,245	(7,194)
Inventory	660	(591)	(171)
Prepaid expenses	288	(811)	243
Accounts payable and accrued liabilities	1,955	4,652	(1,079)
Income taxes	(5,271)	(639)	2,928

	255	3,856	(5,273)

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Additional information
Interest paid
From continuing operations	4	34	68
From discontinued operations	7,784	1,908	1,794
Income taxes paid
From continuing operations	5,756	709	2,965
From discontinued operations	8,698	6,084	4,301

18               Income taxes

The reconciliation of the combined Canadian federal and Québec provincial income tax rate to the income tax expense (recovery) from continuing operations is as follows:

	Years Ended December 31,
	2006	2005	2004

Combined federal and provincial statutory income tax rate	32.02%	31.02%	31.02%

Income tax recovery based on statutory income tax rate	$(6,990)	$(4,792)	$(3,196)
Change in valuation allowance	(22,792)	5,547	2,544
Accretion on convertible term loans	258	1,448	469
Stock-based compensation costs	679	739	333
Difference in statutory income tax rate of foreign subsidiaries	(995)	124	244
Change in enacted rate used	(2,428)	(2,780)	—
Tax loss consolidation strategy (note 21)	2,376	827	—
Other	763	(620)	(121)

	$(29,129)	$493	$273

	Years Ended December 31,
	2006	2005	2004

Income tax expense (recovery) is represented by:
Current	$133	$69	$5,869
Future	(29,262)	424	(5,596)

	$(29,129)	$493	$273

Current
Domestic	$—	$—	$—
Foreign	133	69	5,869

	$133	$69	$5,869

Future
Domestic	$(25,036)	$—	$—
Foreign	(4,226)	424	(5,596)

	$(29,262)	$424	$(5,596)

	$(29,129)	$493	$273

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,
	2006	2005
	$	$

Future income tax assets
Current
Deferred revenues	2,303	1,913
Inventory	157	250
Operating losses carried forward (a)	17,996	—
Research and development costs (a)	1,497	—

	21,953	2,163

Long-term
Research and development costs	11,584	13,833
Share issue expenses	229	355
Operating losses carried forward	7,101	21,857
Property, plant and equipment	1,455	1,317
Intangible assets and goodwill	206	—
Employee future benefits	966	1,176
Deferred revenues	3,658	4,732
Other	—	175

	25,199	43,445

Valuation allowance	(13,463)	(35,719)

	11,736	7,726

	33,689	9,889

Future income tax liabilities
Long-term
Accounts receivable	11	35
Investment in an affiliated company (a)	5,829	—
Property, plant and equipment	154	144
Deferred charges and other long-term assets	604	249
Intangible assets	15,396	15,926
Investment tax credits	629	—
Other	76	—

	22,699	16,354

Future income tax assets (liabilities), net	10,990	(6,465)

Classified as follows:
Future income tax assets	21,953	2,163
Future income tax liabilities	(10,963)	(8,628)

	10,990	(6,465)

(a)              The future income tax assets and liabilities will be realized on January 2, 2007 following the distribution of the remaining shares held in Atrium.

As at December 31, 2006, the Company has non-refundable research and development tax credits of $5,683,000 which can be carried forward to reduce Canadian federal income taxes payable and expire from 2011 to 2016. No tax benefit has been accounted for in connection with those credits.

As at December 31, 2006, the Company had available operating losses in Canada. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial
	$	$

2008	6,181	—
2009	17,301	11,563
2010	17,427	17,107
2014	7,906	7,760
2015	5,496	5,155

	54,311	41,585

Furthermore, the Company had available operating losses in Germany amounting to $16.8 M for which there is no expiry date.

The carryforwards and the tax credits claimed could be subjected to a review and a possible adjustment by tax authorities.

19               Segment information for continuing operations

Subsequent to the divestiture in Atrium, the Company operates in one single business segment, being the biopharmaceutical segment.

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Canada	92	150	—
United States	5,910	6,189	853
Europe
Switzerland	20,829	19,605	21,381
United Kingdom	5,336	6,801	5,008
Netherlands	1,760	11,731	14,559
Other	1,125	505	544
Japan	6,194	134	396
Other	146	2,089	231

	41,392	47,204	42,972

Revenues have been allocated to geographic regions based on the country of residence of the related customers.

Customers who represent more than 10% of sales are as follows:

	2006	2005	2004
	%	%	%

Customer 1	49	42	45
Customer 2	12	14	12
Customer 3	3	25	34

Long-lived assets by geographic region are detailed as follows:

	Years Ended December 31,
	2006	2005
	$	$

Canada	8,821	12,045
United States	3,436	3,930
Germany	51,029	49,263

	63,286	65,238

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

The following table presents revenues by source:

	2006	2005	2004
	$	$	$

Revenues
Sales and royalties	27,716	23,643	19,479
License fees	13,652	23,530	23,493
Other	24	31	—

	41,392	47,204	42,972

20     Earnings (loss) per share

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	2006	2005	2004
	$	$	$

Net earnings (loss) from continuing operations	7,300	(15,943)	(10,576)

Net earnings from discontinued operations	26,090	26,514	6,151

Impact of assumed conversion of dilutive stock options of Atrium	(754)	(552)	(156)

Net earnings from discontinued operations, adjusted for dilution effects	25,336	25,962	5,995

Net earnings (loss) adjusted for dilution effects	32,636	10,019	(4,581)

Basic weighted average number of shares outstanding	52,099,290	46,139,814	45,569,176

Dilutive effect of stock options	449,970	286,868	417,453

Diluted weighted average number of shares outstanding	52,549,260	46,426,682	45,986,629

Items excluded from the calculation of diluted net earnings (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	1,893,539	2,169,697	1,563,259
Common shares which would be issued following the conversion of the convertible term loans	776,237	6,043,564	5,396,040

For the years ended December 31, 2005 and 2004, the diluted amounts per share were the same amounts as the basic amounts per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amounts per share for those years were calculated using the basic weighted average number of shares outstanding.

21               Related party transactions

	2006	2005	2004
	$	$	$

Administrative revenues	35	33	128
Lease revenues	304	248	214
Subcontracting revenues and sales of raw materials	66	92	340
Subcontracting expenses	44	337	—
Patent acquired from a senior officer (note 16)	175	—	—

These above transactions with our former subsidiary Atrium and a senior officer are in the normal course of operations. They are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties. The price of the shares issued for the acquisition of the patent was based on the closing trading price of the Company’s shares on February 28, 2006, being the day before the signing of the agreement.

The transactions with Atrium include amounts that occurred before October 18, 2006 and that were previously eliminated from the consolidated financial statements but which will continue to occur after the disposal.

At the end of the year, amounts due to and (from) the former subsidiary are payable (redeemable) on demand and have resulted from the transactions mentioned above.

Tax loss consolidation strategy

On September 15, 2005, the Company obtained a one-day loan of $129 million from a financial institution to advance $129 million to its former subsidiary Atrium by way of a subordinate 7% interest-bearing promissory note. This note is unsecured and payable on demand.

On the same day, Atrium acquired $129 million in preferred shares from 4296672 Canada Inc., a wholly-owned subsidiary of the Company. The dividend rate on the preferred shares was 7.05%. 4296672 Canada Inc. used the proceeds to advance $129 million to the Company through an interest-free loan, payable on demand. Then, the funds were used by the Company to repay the daylight loan to the financial institution.

With respect to that arrangement that terminated in October 2006, when the Company ceased to be the controlling shareholder of Atrium, we had received a tax ruling delivered by Canada Revenue Agency. All transactions have been eliminated during the consolidation process and income tax savings resulting from the interest expense deduction have been presented as discontinued operations.

On December 22, 2004, the Company sold a technology to its former subsidiary, Atrium, in consideration of the issuance by Atrium of 537,996 subordinate voting shares. This transaction has been accounted for at the carrying amount of the net assets sold, being nil.

Under the amended agreement, the Company will pay Atrium up to $1,287,000 (CAN$1,500,000) of fees related to the registration, repositioning and marketing of the product. A total amount of $715,000 has been recorded in 2005 and 2004 and the remainder has been recorded and paid in 2006.

22               Financial instruments

Short-term investments

	2006	2005
	$	$

Discount notes and commercial paper, bearing interest at effective annual rates ranging from 4.29% to 4.31% in 2006 and at an annual rate of 2.98% in 2005, maturing on different dates from March to June 2007, in 2006 and in February 2006, in 2005	8,649	631
Bonds, bearing interest at effective annual rates ranging from 2.81% to 4.43% in 2006 and from 2.0% to 4.33% in 2005, maturing on different dates from March 2007 to November 2008 in 2006 and from January 2006 to September 2007 in 2005	43,014	20,348
Mutual fund units	—	1,501

	51,663	22,480

Fair value

Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of short-term and long-term investments is $51,702,449 ($22,655,602 in 2005), and nil ($1,065,520 in 2005) respectively. The fair value of long-term debt and convertible term loans has been established by discounting the future cash flows at an interest rate corresponding to that which the Company would currently be able to obtain for loans with similar maturity dates and terms. The approximate fair value of long-term debt and convertible term loans is respectively $1,342,000 and nil ($1,969,000 and $29,334,000 in 2005).

Foreign currency risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. As at December 31, 2006 and 2005, there are no significant forward exchange contracts outstanding.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality institutions and corporations. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $7,000 and $10,000 as at December 31, 2006 and 2005, respectively.

Interest rate risk

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	Fixed interest rate
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	As described in note 14

23               Commitments and guarantee

The Company is committed to various operating leases for its premises totalling $2,280,000 in 2007, $1,894,000 in 2008, $1,680,000 in 2009 $1,641,000 in 2010 and $1,437,000 in 2011.

The Company is also committed to some service and manufacturing contracts totalling $5,478,000 in 2007, $2,180,000 in 2008, $1,179,000 in 2009 and $88,000 in 2010.

In October 2004, the Company entered into a $2.3 M (€1.75 M) bank guarantee in favour of one of its landlords in Germany with respect to the Company’s lease obligation. This guarantee will mature in 2009.

24               Summary of differences between generally accepted
accounting principles in Canada and in the United States

As a company listed on the NASDAQ national market, the Company is required to reconcile its financial statements for significant measurement differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP).

The following summary sets out the material adjustments to the Company’s reported net earnings (loss), net earnings (loss) per share and shareholders’ equity which would be made to conform with U.S. GAAP:

Statements of Operations

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Net earnings (loss) for the year under Canadian GAAP	33,390	10,571	(4,425)
Accretion on convertible term loans (c)	502	4,479	1,514
Loss on conversion of convertible term loans (c)	(280)	—	—
Amortization of in-process R&D (a)	2,348	1,610	1,605
Other (b)	(10)	(32)	(120)
Deferred taxes (d)	(749)	—	—
Income tax effects of the above adjustments	(939)	(658)	(656)

Net earnings (loss) for the year under U.S. GAAP	34,262	15,970	(2,082)

Out of which:

Net earnings (loss) from continuing operations	8,172	(10,544)	(8,158)
Net earnings from discontinued operations	26,090	26,514	6,076

Basic net earnings (loss) per share	0.66	0.34	(0.05)
From continuing operations	0.16	(0.23)	(0.18)
From discontinued operations	0.50	0.57	0.13

Diluted net earnings (loss) per share	0.64	0.34	(0.05)
From continuing operations	0.16	(0.23)	(0.18)
From discontinued operations	0.48	0.57	0.13

Weighted average number of shares outstanding under U.S. GAAP
Basic	52,099,290	46,139,814	45,569,176

Diluted	52,549,260	46,139,814	45,569,176

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes for additional information.

	Years Ended December 31,
	2006	2005
	$	$

Shareholders’ equity in accordance with Canadian GAAP	178,879	109,531
Adjustment of convertible term loans (c)	—	(992)
In-process R&D (a)	(14,348)	(15,128)
Other	39	346
Deferred tax effect (d)	5,134	6,040

	169,704	99,797

Statement of comprehensive income

	Years Ended December 31,
	2006	2005	2004
	$	$	$

Net earnings (loss) for the year under U.S. GAAP	34,262	15,970	(2,082)
Other comprehensive income (loss)

Foreign currency translation adjustments	3,011	(7,660)	3,993

Change in fair value of investments (e)	(274)	(139)	379

Change in fair value of interest rate swap, net of income taxes (f)	78	(78)	—

Comprehensive income	37,077	8,093	2,290

Accumulated other comprehensive income, net of related income taxes, consists of the following:

	As at December 31,
	2006	2005
	$	$

Foreign currency translation adjustments	12,826	9,815
Unrealized gains on investments	39	313
Interest rate swap	—	(78)

Accumulated other comprehensive income	12,865	10,050

The following table summarizes the shareholders’ equity activity under U.S. GAAP since December 31, 2003:

	Share Capital	Deficit	Other Capital	Accumulated Other Comprehensive Income	Shareholders’ Equity
	$	$	$	$	$

Balance as at December 31, 2003	125,731	(62,002)	4,844	13,555	82,128

Net loss as per U.S. GAAP	—	(2,082)	—	—	(2,082)
Stock-based compensation costs	—	—	1,085	—	1,085
Variation in fair value of investments	—	—	—	379	379
Exercise of stock options	1,376	—	(104)	—	1,272
Share issue expenses	(116)	—	—	—	(116)

Foreign currency translation adjustments	—	—	—	3,993	3,993

Balance as at December 31, 2004	126,991	(64,084)	5,825	17,927	86,659

Net earnings as per U.S. GAAP	—	15,970	—	—	15,970
Stock-based compensation costs	—	—	2,286	—	2,286
Variation in fair value of investments	—	—	—	(139)	(139)
Variation in fair value of interest rate swap	—	—	—	(78)	(78)
Exercise of stock options	130	—	—	—	130
Issuance of shares pursuant to a business acquisition	2,737	—	—	—	2,737
Share issue expenses	(108)	—	—	—	(108)

Foreign currency translation adjustments	—	—	—	(7,660)	(7,660)

Balance as at December 31, 2005	129,750	(48,114)	8,111	10,050	99,797

Net earnings as per U.S. GAAP	—	34,262	—	—	34,262
Stock-based compensation costs	—	—	2,120	—	2,120
Variation in fair value of investments	—	—	—	(274)	(274)
Variation in fair value of interest rate swap	—	—	—	78	78
Exercise of stock options	110	—	(29)	—	81
Conversion of convertible term loans	30,403	—	—	—	30,403
Issuance of shares pursuant to:
a contingent consideration paid upon business acquisition	163	—	—	—	163
acquisition of a patent from a senior officer	175	—	—	—	175
Share issue expenses	(112)	—	—	—	(112)

Foreign currency translation adjustments	—	—	—	3,011	3,011

Balance as at December 31, 2006	160,489	(13,852)	10,202	12,865	169,704

Balance Sheets

The following table summarizes the significant differences between the balance sheet items under Canadian GAAP as compared to U.S. GAAP as at December 31, 2006 and 2005:

		As at December 31, 2006		As at December 31, 2005
		As reported	U.S. GAAP	As reported	U.S. GAAP
		$	$	$	$

Intangible assets	(a)	39,106	24,758	41,354	26,156

Convertible term loans	(c)	—	—	28,440	29,432

Future income tax liabilities	(a)	10,963	5,829	8,628	2,588

Statements of cash flows

For the years ended December 31, 2006, 2005 and 2004, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

(a)               Research and development costs

Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

(b)               Other

Other adjustments required when considering the significant differences between Canadian and U.S. GAAP include individually minor amounts related to the following items:

•                      stock-based compensation costs adjustments related to variable accounting under U.S. GAAP for grants made in 2002 that became completely vested in 2004;

•                      financing costs arising from the convertible notes (see (c) below) allocated to other capital under Canadian GAAP that are amortized in earnings under U.S. GAAP;

•                      organization costs deferred and amortized under Canadian GAAP that are expensed as incurred under U.S. GAAP.

(c)               Convertible term loans

Under Canadian GAAP, proceeds from the issuance of convertible term loans are allocated among long-term convertible term loans and shareholders’ equity, resulting in a debt discount that is amortized to expense over the term of the loans. The financing costs related to those loans have been allocated on a pro-rata basis between deferred charges and other capital. Under U.S. GAAP, those costs are all included in deferred charges and amortized over the term of the loans, and convertible term loans are totally considered as long-term debt. Furthermore, under U.S. GAAP, the entire incremental consideration to induce conversion is recorded in earnings.

(d)               Deferred taxes

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from different amounts of temporary differences under U.S. GAAP.

(e)               Investments

Investments, which are classified as available-for-sale securities, include the Company’s investment in discount notes, commercial paper and bonds for which the Company does not have the positive intent or ability to hold to maturity and an investment in shares of a publicly traded company. Under U.S. GAAP, available-for-sale securities are carried at fair value with unrealized gains and losses net of the related tax effects as part of other comprehensive income.

Under Canadian GAAP, these investments are valued at the lower of amortized cost and market value.

(f)                 Interest rate swap

Under Canadian GAAP, the Company accounts for Atrium’s interest rate swap using the accrual method. U.S. GAAP requires all derivative instruments to be recognized at fair value on the consolidated balance sheet. Under U.S. GAAP, this swap has been designated as a cash flow hedge. Accordingly, the changes in fair value are recorded in other comprehensive income until the related interest expense is recorded in income.

(g)              Recently adopted and pending accounting pronouncements

FASB Statement No. 123R — Share-Based Payment (SFAS 123R)

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123R which replaces FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, and eliminates the ability to account for share-based payment transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R covers the accounting requirements for a wide range of share-based compensation arrangements. SFAS 123R requires that compensation cost for employee stock-based compensation be measured based on the grant-date fair value and recognized in the financial statements over the vesting period (fair value method).

The Company adopted this statement on January 1, 2006 and this adoption had no significant impact on its financial statements.

FASB Statement No. 158 — Employer’s Accounting for Defined Benefit Pension
and Other Postretirement Plans (SFAS 158)

In September 2006, the FASB issued SFAS 158. This statement amends SFAS 87, “Employers’ Accounting for Pensions”, and SFAS 106, “Employers’ Accounting for Post-Retirement Benefits Other than Pensions”, to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in OCI, net of tax effects, until they are amortized as a component of net periodic cost.

SFAS 158 is effective for the fiscal year ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted this standard on December 31, 2006 and its adoption had no impact on its financial statements.

FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes
an interpretation of FASB Statement No. 109 (FIN 48)

In June 2006, the FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment  to the opening balance of deficit. The Company has not yet evaluated its impact on its financial position or results of operations.

FASB Statement No. 157 — Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

25               Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.